Intensity Therapeutics, Inc.

61 Wilton Road, 3rd Floor

Westport, CT 068809

February 8, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Intensity Therapeutics, Inc. (CIK 0001567264)
Registration Statement No. 333-260565 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Intensity Therapeutics, Inc. (the “Registrant”) hereby withdraws its request submitted on February 6, 2023 for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), for February 8, 2023 at 4:30 p.m., Eastern Time.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Daniel L. Woodard at (212) 547-5553. The Company hereby authorizes Mr. Woodard to orally modify or withdraw this request for acceleration.

Very truly yours,

INTENSITY THERAPEUTICS, INC.

By:	/s/ Lewis H. Bender
Lewis H. Bender Chief Executive Officer